Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Key Technology, Inc.

an Oregon corporation

at

$26.75 Net Per Share

Pursuant to the Offer to Purchase

Dated February 8, 2018

by

Cascade Merger Sub, Inc.

a wholly-owned subsidiary of

Duravant LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON THURSDAY, MARCH 8, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

February 8, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Cascade Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (which we refer to as “Duravant”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined in the Offer to Purchase, all of the outstanding shares of common stock, no par value (which we refer to as the “Shares”), of Key Technology, Inc., an Oregon corporation (which we refer to as “Key Technology”), at a price of $26.75 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF KEY TECHNOLOGY HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Co., LLC (the “Depositary”) prior to the Expiration Time or if the procedure for book-entry transfer cannot be completed by the Expiration Time (the “Notice of Guaranteed Delivery”); and

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m. Eastern Time on Thursday, March 8, 2018, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2018 (which, as may be amended from time to time, we refer to as the “Merger Agreement”), by and among Duravant, Purchaser and Key Technology. The Merger Agreement provides, among other things, that, following the consummation of the Offer, as soon as practicable and subject to the satisfaction of, or to the extent waivable by the Purchaser, waiver by the Purchaser of certain conditions, Purchaser will be merged with and into Key Technology (which we refer to as the “Merger”) without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the Oregon Business Corporation Act, as amended, with Key Technology continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Duravant as a result of the Merger.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Tender Condition, unless such Shares and other required documents are received by the Depositary prior to the Expiration Time.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and American Stock Transfer & Trust Co., LLC, as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. KING & CO., INC.

Nothing contained herein or in the enclosed documents shall render you the agent of Duravant, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Shareholders may call toll-free: (800) 309-2984 Banks and Broker may call: (212) 269-5550 Fascimile: (212) 709-3328 Email: ktec@dfking.com